Filed by ONI Systems Corp.
Pursuant to Rule 425 under the Securities Act Of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: ONI Systems Corp.
Commission File No.: 0-30633

This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On February 20, 2002, a question and answer statement about the transaction was posted on ONI’s corporate web page. The content of the statement follows.

“CIENA and ONI Systems Agree to Unite”
February 18, 2002 Announcement
Q&A

Q1:	What are the primary reasons for the merger?

A1:
We’re combining ONI, the leader in metropolitan optical networking, with CIENA, the leader in core optical networking and switching, to create a new, stronger, next-generation optical networking leader. This combination provides best-in-breed solutions across the edge, optical, switching and long-haul elements of the converged network, further driving down the cost of operations for our customers.

Q2:	How will this merger position you now in terms of your competition?

A2:
Through this merger we will create a new next-generation leader, unencumbered by legacy systems and able to provide the value of convergence across the optical network for the enterprise to the long haul. We believe we’ll have the required technology, critical mass and vision to become the supplier of choice for service providers worldwide.

Q3:	Does the transaction require shareholder approval?

A3:	Yes. The transaction requires approval of both ONI and CIENA shareholders.

Q4:	What percentage of shares must vote for the transaction in order for it to be approved?

A4:	The majority of the outstanding shares for each company must vote “for” the transaction in order for it to be approved.

Q5:	Are other approvals required to complete the transaction?

A5:
In addition to shareholder approval from both ONI and CIENA shareholders, the SEC must clear the proxy statement/prospectus before it is mailed, and the transaction requires Hart-Scott-Rodino antitrust clearance.

Q6:	Is due diligence complete?

A6:	Yes, both CIENA and ONI have completed their due diligence.

Q7:	When is this transaction expected to close?

A7:	We expect the transaction will close in the second or third quarter 2002.

Q8:	Is the share exchange rate fixed?

A8:	Yes, the number of shares is fixed based on a ratio of 0.7104 shares of CIENA common stock for each share of ONI common stock. When the transaction closes, based on securities outstanding on

February 15, 2002, holders of ONI common stock, options and warrants will hold securities representing approximately 24% of CIENA’s total outstanding common stock, options and warrants.

Q9:	Are there any break-up fees associated with this transaction?

A9:
Yes there are, as is typical for transactions of this kind. Under certain circumstances that will be described in the proxy statement/prospectus, break up fees would be payable if the transaction did not go forward.

Q10:	Why are you doing this merger? Is this the right thing now?

A10:
Both companies share a common strategy to extend optical throughout the network. Combination of CIENA and ONI brings best-in-class in all four areas of the market: access edge service aggregation, optical back plane, next generation switching, and long haul network. This combination provides an end-to-end solution for carriers that we believe is unmatched in the industry.

###

These Questions & Answers include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/ONI transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from the expectations contained herein. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of ONI, including stockholder approval, the risk that the CIENA and ONI businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and ONI’s business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s and ONI’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2001, especially in the Management’s Discussion and Analysis section and its Current Reports on Form 8-K and ONI’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2000, and subsequent Forms 10-Q, particularly in the Management’s Discussion and Analysis section and under Factors That May Affect Future Results, and its Current Reports on Form 8-K. CIENA and ONI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT—PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT—PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION: INVESTOR RELATIONS

2